August 8, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Kevin Kuhar

Re:  Ophthalmic Imaging Systems

Withdrawal of Post-Effective Amendment No. 6 to Registration Statement on Form S-1 (formerly Form SB-2) (File No. 333-116217), which also serves as Post-Effective Amendment No. 7 to Registration Statement on Form SB-2 (File No. 333-110334) and Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-147680)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ophthalmic Imaging Systems (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consents to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Post-Effective Amendment No. 6 to Registration Statement on Form S-1 (formerly Form SB-2) (File No. 333-116217), which also serves as Post-Effective Amendment No. 7 to Registration Statement on Form SB-2 (File No. 333-110334) and Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-147680), together with all exhibits and amendments thereto (collectively, the “Post-Effective Amendment”). The Post-Effective Amendment was originally filed with the Commission on May 9, 2008 and was subsequently amended on May 30, 2008 and September 24, 2009.

The Registrant has determined not to pursue the offerings to which the Registration Statements with Commission File Nos. 333-116217, 333-110334 and 333-147680 relate.

It is our understanding that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal of the Post-Effective Amendment will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Please direct any questions regarding the foregoing application for withdrawal to Samuel Schlessinger of McDermott Will & Emery LLP at (312) 984-2090.

Sincerely,

Ophthalmic Imaging Systems

By:	/s/ Ann G. Mayberry-French
Name:	Ann G. Mayberry-French
Title:	General Counsel and Corporate Secretary